# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gossamer Bio, Inc., CIK 0001728117
CUSIP: 38341P201
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 10/06/2026
Amends the filing with accession number 0001104659-26-073089
Filed by CIK 0001009268
Persons authorized to receive notices and communications: D. E. Shaw & Co., L.P., Legal & Compliance, Two Manhattan West, 375 Ninth Ave., 52nd Floor, New York, New York (NY), 10001, 212-478-0000

## Reporting persons
- D. E. Shaw Valence Portfolios, L.L.C. (CIK 0001294704): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 358,693; sole dispositive power 0; shared dispositive power 275,361; aggregate amount beneficially owned 358,693 (5.9% of the class)
- D. E. Shaw & Co., L.L.C. (CIK 0001277502): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 369,459; sole dispositive power 0; shared dispositive power 289,551; aggregate amount beneficially owned 369,459 (6% of the class)
- D. E. Shaw & Co., L.P. (CIK 0001009268): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 369,459; sole dispositive power 0; shared dispositive power 289,551; aggregate amount beneficially owned 369,459 (6% of the class)
- David E. Shaw (CIK 0001023870): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 369,459; sole dispositive power 0; shared dispositive power 289,551; aggregate amount beneficially owned 369,459 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Gossamer Bio, Inc.
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, California (CA), 92121
Comment:
Introductory Note:

This Amendment No. 5 ("Amendment No. 5") to the Schedule 13D (the "Initial 13D"), related to the Common Shares of the Issuer previously filed by the Reporting Persons with the SEC on June 11, 2026, as amended and supplemented by Amendment No. 1 filed on July 1, 2026, Amendment No. 2 filed on July 24, 2026, Amendment No. 3 filed on August 24, 2026, and Amendment No. 4 filed on September 28, 2026 (as amended, the "Schedule 13D"), is filed by and on behalf of each of the Reporting Persons to correct Amendment No. 4, which inadvertently understated (i) the number of Common Shares with respect to which the Reporting Persons had the power to vote or direct the vote, (ii) the aggregate amount beneficially owned by each Reporting Person, and (iii) the percent of class represented by the aggregate amount beneficially owned by each Reporting Person. Such figures are corrected in Rows (8), (11), and (13) of the cover pages and in Item 5 hereof and apply as of both the date hereof and the date of Amendment No. 4. Such corrections resulted from a review following the receipt of ballots in connection with the Issuer's Special Meeting of Stockholders to be held on October 27, 2026 (the "October Meeting").

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.

The Initial 13D and Amendments No. 1, 2, and 3 accurately reported the Common Shares as to which the Reporting Persons had the power to dispose or direct the disposition. However, following the review referenced above, it was determined that the Reporting Persons retained the power to vote or direct the vote over Common Shares (in addition to those reported in the Initial 13D and Amendments No. 1, 2, and 3, as of the respective dates thereof) in the following amounts: DESCO LP and Dr. Shaw, 1,764,478, 7,619,047, 7,239,485, and 8,661,085 Common Shares; DESCO LLC, 1,886,593, 7,741,162, 7,239,485, and 8,661,085 Common Shares; and Valence, 1,706,001, 7,258,782, 7,239,485, and 8,661,085 Common Shares, respectively. This difference resulted from account segregation measures implemented by custodians in connection with the Voting Agreements (the form of which is attached as Exhibit 99.6 hereto) that preserved voting power over Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) - (b) The responses of the Reporting Persons to Rows (8), (11), and (13) of the cover pages of this Amendment No. 5 include Common Shares sold by certain of the Reporting Persons or their affiliates prior to the date hereof because, notwithstanding such sales, the Reporting Persons retain the power to vote such sold shares at the October Meeting, as a result of certain custodial account measures noted above that were in place as of September 14, 2026, the record date for such special meeting.

Based upon the Issuer's definitive proxy statement, filed with the SEC on September 16, 2026, there were 6,116,391 Common Shares issued and outstanding as of September 14, 2026, which amount reflects the impact of the Reverse Stock Split. Common Shares are beneficially owned by Valence and Cogence. Each of Valence and Cogence is a Delaware limited liability company and has its business address and principal office at Two Manhattan West, 375 Ninth Avenue, 52nd Floor, New York, NY 10001.

The 358,693 Common Shares beneficially owned by Valence (the "Valence Shares") represent approximately 5.9% of the outstanding Common Shares. The 14,190 Common Shares beneficially owned by Cogence (the "Cogence Shares") represent approximately 0.2% of the outstanding Common Shares.

Valence has the power to vote or direct the vote of 358,693 of the Valence Shares and the power to dispose or direct the disposition of 275,361 of the Valence Shares. Cogence has the power to vote or direct the vote of 10,766 of the Cogence Shares and the power to dispose or direct the disposition of 14,190 of the Cogence Shares.

DESCO LP, as the investment adviser of Valence and Cogence, may be deemed to have the shared power to vote or direct the vote of 369,459 Common Shares and the shared power to dispose or direct the disposition of 289,551 Common Shares.

DESCO LLC, as the manager of Valence and Cogence, may be deemed to have the shared power to vote or direct the vote of 369,459 Common Shares and the shared power to dispose or direct the disposition of 289,551 Common Shares.

As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or direct the vote of 369,459 Common Shares and the shared power to dispose or direct the disposition of 289,551 Common Shares.

As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or direct the vote of 369,459 Common Shares and the shared power to dispose or direct the disposition of 289,551 Common Shares.

None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II, Inc. owns any Common Shares directly, and each such entity disclaims beneficial ownership of any Common Shares.

Dr. Shaw does not own any Common Shares directly. By virtue of Dr. Shaw's position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the investment adviser of Valence and Cogence, and by virtue of Dr. Shaw's position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the manager of Valence and Cogence, Dr. Shaw may be deemed to have the shared power to vote or direct the vote of 369,459 Common Shares and the shared power to dispose or direct the disposition of 289,551 Common Shares, the 369,459 Common Shares as described above constituting 6.0% of the outstanding Common Shares, and, therefore, Dr. Shaw may be deemed to be the beneficial owner of such Common Shares. Dr. Shaw disclaims beneficial ownership of any Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

See Item 5(a) of Amendment No. 5 to the Schedule 13D.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Schedule I to Amendment No. 5, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Shares by the Reporting Persons and/or any affiliates of the Reporting Persons since Amendment No. 4.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and restated as follows:

To the best of the Reporting Persons' knowledge, no person other than the Reporting Persons or their affiliates has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale, of the Common Shares reported herein, except for such rights and powers as the corresponding investors in Valence and Cogence shall possess.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

Not applicable. See Item 5(a) of Amendment No. 5 to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 - Schedule I (Transactions in the Securities of the Issuer Since Amendment No. 4)

Exhibit 99.2 - Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 99.3 - Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 99.4 - Joint Filing Agreement, by and among the Reporting Persons, dated October 8, 2026.

Exhibit 99.5 - Transaction Support Agreement with the Issuer, dated May 18, 2026, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on May 18, 2026.
(https://www.sec.gov/Archives/edgar/data/1728117/000172811726000036/goss-20260518xexx101xtsa.htm)

Exhibit 99.6 - Form of Voting Agreement, dated May 18, 2026, incorporated by reference herein to Exhibit 10.2 to the Form 8-K filed by the Issuer on May 18, 2026. (https://www.sec.gov/Archives/edgar/data/1728117/000172811726000036/goss-20260518xexx102xformo.htm)

Exhibit 99.7 - Indenture governing Senior Secured First Lien Convertible Notes due 2030, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on June 5, 2026. (https://www.sec.gov/Archives/edgar/data/1728117/000172811726000045/goss-20260604xexx101inde.htm)

Exhibit 99.8 - Purchase Warrant Agreement, dated June 4, 2026, incorporated by reference herein to Exhibit 10.3 to the Form 8-K filed by the Issuer on June 5, 2026. (https://www.sec.gov/Archives/edgar/data/1728117/000172811726000045/goss-20260604xexx103warr.htm)

## Signatures
- D. E. Shaw Valence Portfolios, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (10/08/2026)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (10/08/2026)
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (10/08/2026)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (10/08/2026)